Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. July 7, 2014.

The Goldman Sachs Group, Inc. $ Buffered Basket-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of a weighted basket comprised of the S&P 500® Index (45.00% weighting), the iShares® MSCI EAFE ETF (35.00% weighting) and the Russell 2000® Index (20.00% weighting) as measured from the trade date to and including the determination date (expected to be 48 months after the trade date).  The initial basket level is 100 and the final basket level will equal the sum of the products, as calculated for each basket underlier, of: (i) the final underlier level divided by (ii) the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the basket underlier on the trade date) multiplied by (iii) the applicable initial weighted value for each basket underlier.  If the final basket level on the determination date is greater than the initial basket level, the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,400.00 and $1,450.00 for each $1,000 face amount of your notes). If the final basket level declines by up to 20.00% from the initial basket level, you will receive the face amount of the notes. If the final basket level declines by more than 20.00% from the initial basket level, the return on your notes will be negative.  You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level.  On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return, subject to the maximum settlement amount; or

•                  if the basket return is zero or negative but not below -20.00% (the final basket level is equal to or less than the initial basket level but not by more than 20.00%), $1,000; or

•                  if the basket return is negative and is below -20.00% (the final basket level is less than the initial basket level by more than 20.00%), the sum of (i) $1,000 plus (ii) the product of (a) 1.25 times (b) the sum of the basket return plus 20.00% times (c) $1,000.

The return on your notes is linked, in part, to the performance of the iShares® MSCI EAFE ETF, and not to the performance of the MSCI EAFE Index (which we refer to as the underlying index) on which the index fund is based.  Although the index fund seeks results that correspond generally to the performance of the underlying index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the underlying index, and may significantly diverge from the underlying index.  Although the index fund generally invests at least 90% of its assets in some of the same securities as those contained in the underlying index and in depositary receipts representing the same securities as those contained in the underlying index, it does not hold all of the securities in the underlying index and may invest the remainder in securities that are not contained in the underlying index or in other types of investments.  Additionally, when the index fund purchases securities not held by the underlying index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the notes will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the underlying index on which it is based.

Declines in one basket underlier may offset increases in the other basket underlier. Due to the unequal weighting of each basket underlier, the performances of the S&P 500® Index and the iShares® MSCI EAFE ETF will have a significantly larger impact on your return on the notes than the Russell 2000® Index. Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-12.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $935 and $955 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $       per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through        .

Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.           dated         , 2014.

The issue price, underwriting discounts and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. The prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Product supplement no. 1626 dated August 24, 2012

•                  General terms supplement dated September 23, 2013

•                  Prospectus supplement dated September 19, 2011

•                  Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 23, 2013, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1626” mean the accompanying product supplement no. 1626, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1626 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1626 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1626 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Basket underliers:  the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s), the iShares® MSCI EAFE ETF (Bloomberg symbol, “EFA UP Equity”) and the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”) (see “The Basket and the Basket Underliers” on page PS-20)

Underlying index of the iShares® MSCI EAFE ETF:  the MSCI EAFE Index

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1626:

•                  type of notes: notes linked to basket of underliers

•                  exchange rates: not applicable

•                  buffer level: yes, as described below

•                  cap level: yes, as described below

•                  averaging dates: not applicable

•                  interest: not applicable

•                  redemption right or price dependent redemption right: not applicable

Face amount:  each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the

Notes Will Be Negatively Affected” on page PS-15 of this pricing supplement

Supplemental discussion of federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final basket level is greater than or equal to the cap level, the maximum settlement amount; or

•                  if the final basket level is greater than the initial basket level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the basket return; or

•                  if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, $1,000; or

•                  if the final basket level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Initial weighted value:  the initial weighted value for each of the basket underliers is expected to equal the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
S&P 500® Index	45.00%
iShares® MSCI EAFE ETF	35.00%
Russell 2000® Index	20.00%

Initial S&P 500® Index level (to be set on the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date):

Initial iShares® MSCI EAFE ETF level (to be set on the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date):

Initial Russell 2000® Index level (to be set on the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date):

Final S&P 500® Index level:  the closing level of such basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Final iShares® MSCI EAFE ETF level:  the closing level of such basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Final Russell 2000® Index level:  the closing level of such basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the

Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Final basket level:  the sum of the following:  (1) the final S&P 500® Index level divided by the initial S&P 500® Index level, multiplied by the initial weighted value of the S&P 500® Index plus (2) the final iShares® MSCI EAFE ETF level divided by the initial iShares® MSCI EAFE ETF level, multiplied by the initial weighted value of the iShares® MSCI EAFE ETF plus (3) the final Russell 2000® Index level divided by the initial Russell 2000® Index level, multiplied by the initial weighted value of the Russell 2000® Index

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate:  100.00%

Buffer level:  80.00% of the initial basket level

Buffer amount:  20.00%

Buffer rate:  the quotient of the initial basket level divided by the buffer level, which equals 125.00%

Cap level (to be set on the trade date):  expected to be between 140.00% and 145.00% of the initial basket level

Maximum settlement amount (to be set on the trade date):  expected to be between $1,400.00 and $1,450.00

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

Determination date (to be set on the trade date):  a specified date that is expected to be 48 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-14 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  with respect to the S&P 500® Index and the iShares® MSCI EAFE ETF, as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement. Notwithstanding anything to the contrary in the accompanying general terms supplement, with respect to the Russell 2000® Index, for any trading day, the “closing level” will be the closing level of the Russell 2000® Index or any successor basket underlier reported by Bloomberg Financial Services, or any successor reporting service we may select, on such trading day for the basket underlier.  Currently, whereas the underlier sponsor publishes the official closing level of the Russell 2000® Index to six decimal places, Bloomberg Financial Services reports the closing level of the Russell 2000® Index to fewer decimal places.  As a result, the closing level of the Russell 2000® Index reported by Bloomberg Financial Services generally may be lower or higher than the official closing level of the Russell 2000® Index published by its underlier sponsor

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-39 of the accompanying product supplement no. 1626

ERISA:  as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1626

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting

discounts and commissions, will be approximately $         .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount.

We expect to deliver the notes against payment therefor in New York, New York on      , 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QCY0

ISIN no.:  US38147QCY08

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, examples and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels and closing levels of the basket underliers that are entirely hypothetical; no one can predict what the level of the basket will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date.  The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket underliers and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100.00%
Initial basket level	100
Cap level	140.00% of the initial basket level
Maximum settlement amount	$1,400.00
Buffer level	80.00% of the initial basket level
Buffer rate	125.00%
Buffer amount	20.00%
Neither a market disruption event nor a non-trading day occurs with respect to any basket underlier on the originally scheduled determination date

No change in or affecting (i) any of the basket underlier stocks, (ii) the methods by which the respective index sponsors calculate the S&P 500® Index or the Russell 2000® Index or the underlying index of the iShares® MSCI EAFE ETF or (iii) the policies of the iShares® MSCI EAFE ETF investment advisor

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial S&P 500® Index level, the initial iShares® MSCI EAFE ETF level or the initial Russell 2000® Index level that will serve as the baselines for determining the basket return and the amount, if any, that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial S&P 500® Index level, the initial iShares® MSCI EAFE ETF level and the initial Russell 2000® Index level may differ substantially from the current level of such basket underlier prior to the trade date and may be higher or lower than the actual closing level of each basket underlier on the trade date. They may also differ substantially from the level of such basket underlier at the time you purchase your notes.

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement.  For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical Closing Levels of the Basket Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the level of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical basket levels and are expressed as percentages of the initial basket level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Basket Level)	(as Percentage of Face Amount)
150.000%	140.000%
145.000%	140.000%
140.000%	140.000%
125.000%	125.000%
110.000%	110.000%
100.000%	100.000%
90.000%	100.000%
80.000%	100.000%
75.000%	93.750%
50.000%	62.500%
25.000%	31.250%
0.000%	0.000%

If, for example, the final basket level were determined to be 25.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be 31.250% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 68.750% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final basket level were determined to be 150.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 140.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 140.000% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 80.000% (the section left of the 80.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than or equal to 140.000% (the section right of the 140.000% marker on the horizontal axis) would result in a capped return on your investment.

The following five examples illustrate the hypothetical cash settlement amount at maturity, on each note based on hypothetical final levels of the basket underliers, calculated based on the key terms and assumptions above. The levels in Column A represent the hypothetical initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding hypothetical initial levels in Column A. The amounts in Column D represent the applicable initial weighted value for each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the three products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.

Example 1:  The final basket level is greater than the cap level.  The cash settlement amount equals the maximum settlement amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,900.00	2,850.00	150.00%	45.00	67.50
iShares® MSCI EAFE ETF	68.00	102.00	150.00%	35.00	52.50
Russell 2000® Index	1,200.00	1,800.00	150.00%	20.00	30.00
			Final Basket Level:		150.00
			Basket Return:		50.00%

In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Since the hypothetical final basket level was determined to be 150.00, the hypothetical cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 140.00% of each $1,000 face amount of your notes.

Example 2:  The final basket level is greater than the initial basket level but less than the cap level.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,900.00	2,090.00	110.00%	45.00	49.50
iShares® MSCI EAFE ETF	68.00	74.80	110.00%	35.00	38.50
Russell 2000® Index	1,200.00	1,320.00	110.00%	20.00	22.00
			Final Basket Level:		110.00
			Basket Return:		10.00%

In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Since the hypothetical final basket level was determined to be 110.00, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 10.00%) = $1,100.00

Example 3.  The final basket level is less than the initial basket level, but greater than the buffer level.  The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,900.00	1,710.00	90.00%	45.00	40.50
iShares® MSCI EAFE ETF	68.00	61.20	90.00%	35.00	31.50
Russell 2000® Index	1,200.00	1,080.00	90.00%	20.00	18.00
			Final Basket Level:		90.00
			Basket Return:		-10.00%

In this example, all of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 90.00 is greater than the buffer level of 80.00% of the initial basket level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal the face amount of the note, or $1,000.

Example 4.  The final basket level is less than the buffer level.  The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,900.00	950.00	50.00%	45.00	22.50
iShares® MSCI EAFE ETF	68.00	34.00	50.00%	35.00	17.50
Russell 2000® Index	1,200.00	600.00	50.00%	20.00	10.00
			Final Basket Level:		50.00
			Basket Return:		-50.00%

In this example, all of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 50.00 is less than the buffer level of 80.00% of the initial basket level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 125.00% × (-50.00% + 20.00%)) = $625.00

Example 5.  The final basket level is less than the buffer level.  The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,900.00	475.00	25.00%	45.00	11.25
iShares® MSCI EAFE ETF	68.00	71.40	105.00%	35.00	36.75
Russell 2000® Index	1,200.00	1,260.00	105.00%	20.00	21.00
			Final Basket Level:		69.00
			Basket Return:		-31.00%

In this example, while two of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, because the hypothetical final level for the basket underlier with the highest weighting in the basket is significantly less than its applicable hypothetical initial level, the hypothetical final basket level is less than the initial basket level of 100.00.  Since the hypothetical final basket level of 69.00 is less than the buffer level of 80.00% of the initial basket level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 125.00% × (-31.00% + 20.00%)) = $862.50

The cash settlement amounts shown above are entirely hypothetical; they are based on levels of the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1626.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final basket level on the determination date, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive, if any, on the stated maturity date and the rate of return on the offered notes will depend on the initial level of each basket underlier, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the hypothetical cash settlement amounts shown in the tables, examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1626.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated September 23, 2013, and the accompanying product supplement no. 1626, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket underlier stocks, i.e., the stocks comprising the basket underliers to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models. As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1626.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1626.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket underliers, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of a weighted basket comprised of the S&P 500® Index, the iShares® MSCI EAFE ETF and the Russell 2000® Index as measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the basket return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount Payable on Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other than the Determination Date

The final basket level will be based on the closing levels of the basket underliers on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing levels of the basket underliers dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing levels of the basket underliers prior to such drop in the levels of the basket underliers.  Although the actual levels of the basket underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the basket underliers on the determination date, you will not benefit from the closing levels of the basket underliers at any time other than on the determination date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the basket over the life of your notes will be limited because of the cap level, which will be set on the trade date.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the basket may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the basket or any of the basket underliers.

The Lower Performance of One Basket Underlier May Offset an Increase in the Other Basket Underlier

Declines in the level of one basket underlier may offset increases in the level of the other basket underlier. As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.  In addition, because the basket underliers are not equally weighted, increases in lower weighted basket underliers may be offset by even small decreases in more heavily weighted basket underliers.

You Have No Shareholder Rights or Rights to Receive Any Basket Underlier Stock

Investing in your notes will not make you a holder of any of the basket underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the basket underlier stocks or any other rights with respect to the basket underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any basket underlier stocks.

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge The Goldman Sachs Group, Inc.’s obligations under the notes by purchasing futures and/or other instruments linked to the basket underliers.  Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the basket underliers or the stocks underlying the basket underliers, which we refer to as basket underlier stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes.  Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffilated distributors of the notes which we expect will undertake similar market activity.   Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other basket underlier-linked notes whose returns are linked to changes in the level of the basket underliers or the basket underlier stocks, as applicable.

In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the levels of the basket underliers — directly or indirectly by affecting the price of the basket underlier stocks — and therefore the market value of your notes and the amount we will pay on your notes, if any, at maturity.  In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.  In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you.  You should be aware that the potential to earn fees in connection with  hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.  See the accompanying product supplement no. 1626 for a further discussion of transactions in which Goldman Sachs may engage.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Policies of the iShares® MSCI EAFE ETF’s Investment Advisor, BlackRock Fund Advisors, and MSCI, the Sponsor of the MSCI EAFE Index, Could Affect the Amount Payable on Your Notes and Their Market Value

The iShares® MSCI EAFE ETF’s investment advisor, BlackRock Fund Advisors (“BFA”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the iShares® MSCI EAFE ETF (the “index fund”), additions, deletions or substitutions of securities in the index fund and the manner in which changes affecting the MSCI EAFE Index (the “MSCI EAFE index”) are reflected in the index fund that could affect the market price of the shares of the index fund, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if BFA changes these policies, for example, by changing the manner in which it calculates the net asset value of the index fund, or if BFA discontinues or suspends calculation or publication of the net asset value of the index fund, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the index fund on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the final iShares® MSCI EAFE ETF level on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement.

In addition, MSCI (the “MSCI EAFE index sponsor”) owns the MSCI EAFE index and is responsible for the design and maintenance of the MSCI EAFE index. The policies of the MSCI EAFE index concerning the calculation of the MSCI EAFE index, including decisions regarding the addition, deletion or substitution of the equity securities included in the MSCI EAFE index, could affect the level of the MSCI EAFE index and, consequently, could affect the market prices of shares of the index fund and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the iShares® MSCI EAFE ETF

Although the index fund’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the index fund or that there will be liquidity in the trading market.

In addition, the index fund is subject to management risk, which is the risk that the index fund investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the index fund investment advisor may select up to 10% of the index fund’s assets to be invested in shares of equity securities that are not included in the MSCI EAFE index.  The index fund is also not actively managed and may be affected by a general decline in market segments relating to the MSCI EAFE index.  The index fund investment advisor invests in securities included in, or representative of, the MSCI EAFE index regardless of their investment merits.  The index fund investment advisor does not attempt to take defensive positions in declining markets.

In addition, the index fund is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.  Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The iShares® MSCI EAFE ETF and the MSCI EAFE Index are Different and the Performance of the iShares® MSCI EAFE ETF May Not Correlate with the Performance of the MSCI EAFE Index

The index fund uses a representative sampling strategy to attempt to track the performance of the MSCI EAFE index. The index fund may not hold all or substantially all of the equity securities included in the MSCI EAFE index and may hold securities or assets not included in the MSCI EAFE index. Therefore, while the performance of the index fund is generally linked to the performance of the MSCI EAFE index, the performance of the index fund is also linked in part to shares of equity securities not included in the MSCI EAFE index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the index fund investment advisor.

Imperfect correlation between the index fund’s portfolio securities and those in the MSCI EAFE index, rounding of prices, changes to the MSCI EAFE index and regulatory requirements may cause tracking error, the divergence of the index fund’s performance from that of the MSCI EAFE index.

In addition, the performance of the index fund will reflect additional transaction costs and fees that are not included in the calculation of the MSCI EAFE index and this may increase the tracking error of the index fund. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the index fund and the MSCI EAFE index. Finally, because the shares of the index fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the index fund may differ from the net asset value per share of the index fund.

For all of the foregoing reasons, the performance of the index fund may not correlate with the performance of the MSCI EAFE index. Consequently, the return on the notes will not be the same as investing directly in the index fund or in the MSCI EAFE index or in the index fund stocks or in the MSCI EAFE index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the MSCI EAFE index.

Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets whose stocks comprise the index fund may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the index fund is not traded, the value of the securities underlying the index fund may change on days when shareholders will not be able to purchase or sell shares of the index fund.

The countries whose markets are represented by the index fund include Australia, Belgium, Denmark, France, Germany, Hong Kong, Italy, Japan, the Netherlands, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Your Investment in the Notes Will Be Subject to Foreign Currency Exchange Rate Risk

The index fund holds assets that are denominated in non-U.S. dollar currencies. The value of the assets held by the index fund that are denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of such assets from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an asset is denominated, the level of the index fund may not increase even if the non-dollar value of the asset held by the index fund increases.

Foreign currency exchange rates vary over time, and may vary considerably during the term of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•                  existing and expected rates of inflation;

•                  existing and expected interest rate levels;

•                  the balance of payments among countries;

•                  the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•                  other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The market price of the notes and level of the index fund could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there will be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Treasury Department has issued proposed regulations under which amounts paid or deemed paid on certain financial instruments that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon sale, exchange or maturity of your notes, could be collected via withholding. The proposed regulations, if finalized in their current form, would apply to payments made or deemed made on or after January 1, 2016. In a recently published notice, the Internal Revenue Service and the Treasury Department announced their intent that the proposed regulations, if finalized, would only apply to financial instruments that are issued on or after 90 days after the date of publication of final regulations. Accordingly, the proposed regulations, if finalized, should not apply to the notes. As significant aspects of the application of these regulations to the notes are uncertain, depending upon the exact content of any final regulations, we may be required to withhold such taxes if any dividends are paid on the ETF included in the basket during the term of the notes. We could also require you to make certifications prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld. You should consult your tax advisor concerning the potential application of these regulations (or subsequent regulations and other official guidance) to payments you receive on the notes and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA.  This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA.  The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange or maturity of your notes.

You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA.  You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements.  This might be the case even if you would not otherwise have been directly subject to withholding.  Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could apply to all interest (including original issue discount) and other periodic payments on the notes starting July 1, 2014.  In addition, the withholding tax described above could apply to payments upon the sale, exchange or maturity of the notes on or after January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes.  Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding.  However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  For more information, see “Foreign Account Tax Compliance Act (FATCA) Withholding” on page PS-28 of this pricing supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The basket is comprised of three basket underliers with the following initial weights within the basket:  the S&P 500® Index (45.00%), the iShares® MSCI EAFE ETF (35.00%) and the Russell 2000® Index (20.00%).

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of June 27, 2014, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (11.85%), Consumer Staples (9.51%), Energy (10.84%), Financials (16.05%), Health Care (13.37%), Industrials (10.55%), Information Technology (18.80%), Materials (3.49%), Telecommunication Services (2.41%) and Utilities (3.13%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-35 of the accompanying general terms supplement.

“Standard & Poor’s” and “S&P” are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by The Goldman Sachs Group, Inc.  The “S&P 500® Index” is a product of S&P Dow Jones Indices LLC, and has been licensed for use by The Goldman Sachs Group, Inc.  The Goldman Sachs Group, Inc.’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in such notes.

The iShares® MSCI EAFE ETF

The shares of the iShares® MSCI EAFE ETF (the “index fund”) are issued by iShares® Trust, a registered investment company.

The index fund is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index (the “MSCI EAFE index”). BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the index fund. The index fund’s shares trade on the NYSE Arca under the ticker symbol “EFA”. The index fund’s inception date was August 14, 2001.

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the index fund based on the index fund’s allocable portion of an aggregate management fee based on of the average daily net assets of the index fund and a set of other specified iShares® funds as follows: 0.35% per annum of aggregate net assets of the funds less than or equal to $30.0 billion, plus 0.32% per annum of the aggregate net assets of the funds on amounts in excess of $30.0 billion up to $60.0 billion, plus 0.28% per annum of the aggregate net assets of the funds on amounts in excess of $60.0 billion. As of March 31, 2014, the aggregate expense ratio of the index fund was 0.33% per annum.

For additional information regarding iShares® Trust or BFA, please consult the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended July 31,

2013) and other information iShares® Trust files with the SEC. In addition, information regarding the index fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at http://us.ishares.com/product_info/fund/overview/EFA.htm. We are not incorporating by reference the website, the sources listed above or any material they include.

Investment Objective

The index fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE index. The index fund’s investment objective and the MSCI EAFE index may be changed without the approval of BFA’s shareholders.

The following table displays the top holdings and weightings by industry sector of the index fund. (Sector designations are determined by the index fund sponsor using criteria it has selected or developed. The index fund and the MSCI EAFE index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between the index fund or the MSCI EAFE index may reflect differences in methodology as well as actual differences in the sector composition of the the index fund or the MSCI EAFE index.) We obtained the information in the tables below from the index fund website without independent verification.

iShares® MSCI EAFE ETF Top Ten Holdings as of

June 25, 2014

Index Fund Stock Issuer	Percentage (%)
NESTLE SA-REG	1.85%
NOVARTIS AG-REG	1.54%
ROCHE HOLDING AG-GENUSSCHEIN	1.53%
HSBC HOLDINGS PLC	1.43%
TOYOTA MOTOR CORP	1.21%
BP PLC	1.20%
ROYAL DUTCH SHELL PLC-A SHS	1.18%
TOTAL SA	1.16%
GLAXOSMITHKLINE PLC	0.96%
SANOFI	0.95%
Total	13.01%

iShares® MSCI EAFE ETF Weighting by Sector as of

June 25, 2014*

Sector	Percentage (%)
Financials	25.69%
Industrials	12.82%
Consumer Discretionary	11.85%
Consumer Staples	10.08%
Health Care	9.32%
Materials	8.11%
Energy	7.25%
Telecommunication Services	4.49%
Information Technology	4.48%
Utilities	3.87%
Other/Undefined	2.04%
Total	100.00%

* Percentages may not sum to 100% due to rounding.

iShares® MSCI EAFE ETF Weighting by Country as of

June 25, 2014*

Country	Percentage (%)

Japan	20.60%
United Kingdom	18.07%
France	10.20%
Switzerland	9.68%
Germany	9.40%
Australia	8.30%
Netherlands	4.87%
Spain	3.70%
Sweden	3.04%
Hong Kong	2.59%
Italy	2.48%
Denmark	1.50%
Singapore	1.39%
Belgium	1.24%
Other	4.51%
Total	101.57%

* Percentages may not sum to 100% due to rounding.

Representative Sampling

BFA uses a representative sampling strategy to attempt to track the performance of the MSCI EAFE index. For the index fund, this strategy involves investing in a representative sample of securities that collectively have an investment profile similar to that of the MSCI EAFE index. The securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI EAFE index.

The index fund generally invests at least 90% of its assets in the securities of the MSCI EAFE index and in depositary receipts representing securities of the MSCI EAFE index. The index fund may invest the remainder of its assets in securities not included in the MSCI EAFE index, but which BFA believes will help the index fund track the MSCI EAFE index. The index fund may also invest its other assets in futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA. Also, the index fund may lend securities representing up to one-third of the value of the index fund’s total assets (including the value of the collateral received).

Tracking Error

The performance of the index fund and the MSCI EAFE index may vary due to a variety of factors, including differences between the index fund’s assets and the MSCI EAFE index, pricing differences, transaction costs, the index fund’s holding of cash, differences in timing of the accrual of dividends and differences between the index fund’s portfolio and the MSCI EAFE index resulting from new or existing legal restrictions that apply to the index fund but not to the MSCI EAFE index or to investors using a representative sampling strategy, in general.  BFA expects that, over time, the index fund’s tracking error will not exceed 5%. The index fund’s use of a representative sampling strategy can be expected to produce a greater tracking error over a period of time than would result if the index fund used an indexing strategy in which a index fund invests in substantially all of the securities in the MSCI EAFE index in approximately the same proportions as in the MSCI EAFE index.

As of May 30, 2014, iShares reported the following average annual returns on the market price of the index fund’s shares and the underlying index.  The market price of the index fund’s shares takes into account distributions on the shares and the returns shown account for changes in the mid-point of the bid and ask prices at 4:00 p.m., Eastern time on the relevant date.  Index fund shares: 1 year, 18.87; 3 years, 7.12; 5 years, 11.20; 10 years, 6.91; since inception, 6.31; underlying index: 1 year, 18.04; 3 years, 7.30; 5 years, 11.43; 10 years, 7.08; since index fund inception, 6.35.

Industry Concentration Policy

The index fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE index is concentrated in that industry or group of industries.

Creation Units

The index fund issues and redeems shares at its net asset value per share only in blocks of 600,000 shares or multiples thereof (“creation units”). As a practical matter, only institutions, market makers or large investors purchase or redeem creation units. These transactions are usually effected in exchange for a basket of securities that generally corresponds pro rata to the index fund’s portfolio and an amount of cash. Except when aggregated in creation units, shares of the index fund are not redeemable securities. Redemptions of creation units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the index fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the index fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the index fund. The index fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no representation or warranty as to its accuracy iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”).  The securities are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The MSCI EAFE Index is the exclusive property of MSCI Inc. (“MSCI”).  The Goldman Sachs Group, Inc.’s notes are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such securities.

The Russell 2000® Index

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

As of June 30, 2014, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses):Consumer Discretionary (13.86%), Consumer Staples (2.77%), Financial Services (23.98%), Health Care (13.33%), Materials & Processing (7.05%), Other Energy (6.26%), Producer Durables (13.71%), Technology (14.62%) and Utilities (4.42%).  (Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the basket underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “Russell 2000® Index” on page S-53 of the accompanying general terms supplement.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc.. The securities are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the securities.

Historical Closing Levels of the Basket Underliers

The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of any of the basket underliers during the period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket or the basket underliers as an indication of the future performances of the basket underliers.  We cannot give you any assurance that the future performance of the basket, basket underliers or the basket underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers.  The actual performance of the basket and the basket underliers over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of the S&P 500® Index, the iShares® MSCI EAFE ETF and the Russell 2000® Index from July 3, 2004 through July 3, 2014.  The graphs are for illustrative purposes only. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification.  Although the official closing levels of the Russell 2000® Index are published to six decimal places by the index sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

Historical Basket Levels

The following graph is based on the basket closing level for the period from July 3, 2004 through July 3, 2014 assuming that the basket closing level was 100 on July 3, 2004.  We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date.  The basket closing level has been normalized such that its hypothetical level on July 3, 2004 was 100.  As noted in this pricing supplement, the initial basket level will be set at 100 on the trade date.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.

Basket Performance

FOREIGN ACCOUNT TAX COMPLIANCE ACT (FATCA) WITHHOLDING

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements.  This withholding tax could also apply to all payments made upon the sale, exchange or maturity of the notes by a non-compliant payee.  In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but  have U.S.  owners).  Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant.  A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account.  Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding.  This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA.  While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could apply to all interest (including original issue discount) and other periodic payments on the notes starting July 1, 2014.  In addition, the withholding tax described above could apply to payments upon the sale, exchange or maturity of the notes on or after January 1, 2017.  We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  You should consult your own tax advisors regarding FATCA.  You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Buffered Basket-Linked Notes due Goldman, Sachs & Co.

Summary Information	PS-2
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-12
The Basket and the Basket Underliers	PS-20
Foreign Account Tax Compliance Act (FATCA) Withholding	PS-28

Product Supplement No. 1626 dated August 24, 2012

Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds	S-39
Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49

General Terms Supplement dated September 23, 2013

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
Licenses	S-34
S&P 500® Index	S-35
MSCI Indices	S-40
Hang Seng China Enterprises Index	S-48
Russell 2000® Index	S-53
FTSE® 100 Index	S-59
Euro STOXX 50® Index	S-64
TOPIX	S-70
The Dow Jones Industrial AverageSM	S-75
The iShares® MSCI Emerging Markets ETF	S-78

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140